SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
Amendment No. 1

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2009

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

EXPLANATORY NOTE

The Met-Pro Corporation Retirement Savings Plan is filing this amendment to its Form 11-K for the fiscal year ended December 31, 2009 (the "Form 11-K") because it inadvertently omitted the conformed signature of the authorized signatory and the consent of the Independent Registered Public Accounting Firm, Margolis & Company P.C., in the initial filing of the Form 11-K. The conformed signature and consent of Margolis & Company P.C. is now included in this filing.

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

Contents

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum LLP
Marcum LLP

Bala Cynwyd, PA
June 28, 2010

Contents

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Margolis & Company P.C.
Margolis & Company P.C.

Bala Cynwyd, PA
May 27, 2009

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008

Assets

Cash	$--	$3

Investments, at fair value:
Mutual funds	9,711,607	6,360,460
Met-Pro Corporation common stock	2,910,893	3,204,086
Common funds	1,131,156	977,023
Participant loans receivable	175,751	148,682

Net Assets Reflecting all Investments at Fair Value	13,929,407	10,690,254

Adjustment from fair value to contract value for fully-
benefit responsive investment contracts	2,837	--

Net Assets Available for Benefits	$13,932,244	$10,690,254

The accompanying notes are an integral part of these financial statements.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Additions
Investment Income (Loss):
Dividends and interest	$168,931	$412,729
Unrealized appreciation/ (depreciation):
Mutual funds	1,979,805	(3,735,434)
Met-Pro Corporation common stock	(554,956)	298,473
Common collective funds	24,860	34,644
Realized gain (loss):
Mutual funds	354,254	(143,367)
Met-Pro Corporation common stock	(58,483)	8,804
Common collective funds	1,582	1,518

Total Investment Income (Loss)	1,915,993	(3,122,633)

Contributions:
Employees	1,054,122	1,212,053
Employer	682,106	687,895

Total Contributions	1,736,228	1,899,948

Total Additions	3,652,221	(1,222,685)

Deductions
Benefits paid to beneficiaries
and terminated employees	388,363	576,652
Administration and other expenses	21,868	21,245

Total Deductions	410,231	597,897

Net Increase (Decrease)	3,241,990	(1,820,582)

Net Assets Available for Benefits
Beginning of year	10,690,254	12,510,836

End of year	$13,932,244	$10,690,254

The accompanying notes are an integral part of these financial statements.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 1 - Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation ("the Company").  Employees become eligible to be participants in the Plan upon completing six months or 500 hours of employment and having attained the age of 21.

Employee Contributions

The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer Contributions

The Company may elect to contribute a matching percentage of one-half the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

Beginning January 1, 2007, the Company implemented a discretionary contribution for all non-bargain-unit employees ranging from 2% to 4% depending on the age of the participant and years of service.  Effective February 1, 2008, all employees were eligible for the discretionary contribution.  Total discretionary contributions for 2009 and 2008 totaled approximately $417,000 and $448,000, respectively.

Forfeitures

Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees.  Employee forfeited, nonvested amounts were approximately $29,000 and $11,000 for the years ended December 31, 2009 and 2008, respectively.

Investment Options

Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 1 - Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with his or her salary deferral contribution, employer contributions, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan but have not been paid totaled approximately $3,724,000 and $3,217,000 at December 31, 2009 and 2008, respectively.

For terminated employees with vested balances over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan is performed.  Any terminated employee with less than $1,000 vested will receive a distribution representing his or her vested account balance less applicable income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator.

Vesting

Participants are immediately vested in their voluntary contributions.  As amended, beginning January 1, 2007, participants are 100 percent vested upon reaching three years of credited service. During 2007, a participant received the benefit of the previous vesting schedule if it entitled them to a larger vested balance. Prior to January 1, 2007, participants vested using a six-year graded scale.  Contributions for participants who became eligible prior to January 1, 2007 vest using the scale which is more beneficial to the participant.

Plan Termination

Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments.

Fully benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Recently Issued Accounting Pronouncements

The FASB has issued FASB Accounting Standards Update No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate net Asset Value per Share (or its Equivalent)”.  This update amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, including the attributes of investments within the scope of this amendment to the Codification.  The adoption of this standard is not expected to have a material impact on the Plan’s financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements”.  This ASU requires some new disclosures and clarifies some existing disclosure requirements and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10.  ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 2 - Summary of Significant Accounting Policies (continued)

the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009.  As this standard relates specifically to disclosures, the adoption will not have an impact on the Plan’s financial statements.

Contributions

Employer matching, employer discretionary and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various investment options.

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices.  The common trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at amortized cost.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Concentrations of Credit Risk

At December 31, 2009 and 2008, the Plan maintained 100% of its investments with PNC Advisors.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Plan adopted Statement of Financial Accounting Standards Board accounting guidance codified in Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” ("ASC 820"), effective January 1, 2008, for all financial assets required.  The adoption of ASC 820 was not material to the Plan's financial statements. ASC 820 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements.  ASC 820 identifies two kinds of inputs that are used to determine the fair value of assets and liabilities:  observable and unobservable.  Observable inputs are based on market data or independent sources while unobservable inputs are based on the Plan's own market assumptions.  Once inputs have been characterized, ASC 820 requires entities to prioritize the inputs used to measure fair value into one of the three broad levels.

ASC 820 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available.  Level 3 inputs were used when Level 1 and Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.  The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Participant loans receivables are valued at amortized cost, which approximates fair value because the rate of interest charged approximates market rates.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

An asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides fair value measurement information for the Plan's major categories of financial assets measured on a recurring basis:

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds	$ 9,711,607	$ 9,711,607	$ --	$ --
Met-Pro Corporation
common stock	2,910,893	2,910,893	--	--
Common funds	1,131,156	--	1,131,156	--
Participant loans receivable	175,751	--	--	175,751

	$13,929,407	$12,622,500	$1,131,156	$175,751

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds	$ 6,360,460	$6,360,460	$ --	$ --
Met-Pro Corporation
common stock	3,204,086	3,204,086	--	--
Common funds	977,023	--	977,023	--
Participant loans receivable	148,682	--	--	148,682

	$10,690,251	$9,564,546	$977,023	$148,682

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008

Participant loans:
Beginning balance	$148,682	$ 93,605

Purchases, sales, issuances and settlements (net)	27,069	55,077

Ending Balance	$175,751	$148,682

Note 3 - Tax Status

The Plan obtained its latest determination letter on October 30, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 4 - Administration of Plan Assets

The Plan's assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

Note 5 - Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2009	2008
Janus Adviser Balanced Fund	$--	$1,130,829
Janus Adviser Capital Appreciation Fund	--	1,249,796
Janus Adviser Growth and Income Fund	--	803,155
Janus Balanced Class S Fund	1,548,240	--
Janus Forty Class S Fund	1,939,875	--
Janus Growth and Income Class S Fund	1,177,270	--
Janus Overseas Class S Fund	964,719	--
T Rowe Price Retirement 2020 R Fund	785,904	551,006
Met-Pro Corporation Common Stock	2,910,893	3,204,086
PNC Investment Contract Fund	1,131,156	977,023

Note 6 - Investment Contract with Insurance Company

One of the investment options available in the Plan is the PNC Investment Contract Fund (“Fund”).  The Fund is a common trust that invests in fully benefit-responsive investment contracts which include principally short-term investments and fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

An average yield earned by the Fund was computed by dividing the annualized one-day Generally Accepted Accounting Principles earnings of the Fund’s investments at year end (irrespective of the interest rate credited to unit holders in the Fund) by the fair value of the Fund’s investments on that date.

An average yield earned by the Fund as adjusted to reflect the actual interest rate credited to unit holders was computed by dividing the annualized one-day earnings credited to unit holders at year end (irrespective of the actual earnings of the investments in the Fund) by the fair value of the Fund’s investments on that date.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 6 - Investment Contract with Insurance Company (Continued)

The average yield earned by the Plan on the Fund during the years ended December 31, 2009 and 2008 was 2.43% and 5.11%, respectively,  and the average interest rate credited to the participants was 2.19% and 3.77%, respectively.

Note 7 - Related Party Transactions

Certain plan investments are shares of mutual funds managed by PNC Advisors.  PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The investments with PNC Advisors were $1,131,156 and $977,023 at December 31, 2009 and 2008, respectively.  Purchases and sales of shares were 87,569 and 46,598 for the year ended December 31, 2009, respectively, and 37,626 and 18,403 for the year ended December 31, 2008, respectively.

Certain plan investments are shares of Plan sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $2,910,893 and $3,204,086 at December 31, 2009 and 2008, respectively.  Purchases and sales of shares were 70,596 and 19,520 for the year ended December 31, 2009, respectively, and 57,372 and 23,252 for the year ended December 31, 2008, respectively.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

Net asset available for benefits per financial statements	$13,932,244
Less adjustment from contract value for fully-benefit
responsive investment contracts	2,837

Net assets available for benefits per Form 5500	$13,929,407

Note 10 - Subsequent events

Management evaluated subsequent events occurring through June 28, 2010, the date that the accompanying financial statements were available to be issued, to determine if there were events or transactions which require recognition or disclosure in the financial statements.

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

		DESCRIPTION OF INVESTMENT
		INCLUDING MATURITY
	IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
	BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE

	Mutual Funds:
	AIM Basic Value Fund	Mutual fund	$ 185,942	$ 151,292
	American Century Small Cap Q	Mutual fund	187,822	143,234
	American Century Small Cap V	Mutual fund	142,794	131,783
	BlackRock Index Equity Cls A Fund	Mutual fund	305,248	297,544
	Federated Mid-Cap Index Fund	Mutual fund	516,798	475,296
	Federated Total Return Bond Fund	Mutual fund	327,613	336,846
	Fidelity Advisor Equity Growth Fund	Mutual fund	674,104	590,977
	Investment Company of America	Mutual fund	62,016	63,544
	Janus Balanced Class S Fund	Mutual fund	1,355,564	1,548,240
	Janus Forty Class S Fund	Mutual fund	1,738,015	1,939,875
	Janus Growth and Income Class S Fund	Mutual fund	969,509	1,177,270
	Janus Adviser Overseas Class S Fund	Mutual fund	771,107	964,719
*	MPC SLF	Mutual fund	1,091	1,091
	Royce Value Plus Service Fund	Mutual fund	220,861	206,503
	T Rowe Ret 2010 R	Mutual fund	410,754	385,549
	T Rowe Ret 2020 R	Mutual fund	850,410	785,904
	T Rowe Ret 2030 R	Mutual fund	152,508	148,663
	T Rowe Ret 2040 R	Mutual fund	239,587	221,755
	T Rowe Ret 2050 R	Mutual fund	19,309	22,856
	Washington Mutual Investors Fund	Mutual fund	135,947	118,666
			9,266,999	9,711,607

*	Met-Pro Corporation Stock	Common stock	2,246,143	2,910,893

*	Common/Collective Funds:
	PNC Investment Contract Fund	Investment contract fund	1,043,486	1,131,156

	Participant loans	4.25% - 9.25% interest with
		varying maturity dates through
		November 2014	-	175,751

			$12,556,628	$13,929,407

*	Party-In-Interest

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934,  the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

Date: June 28, 2010	By: /s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finanace

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MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum LLP

23.2	Consent of Independent Registered Public Accounting Firm - Margolis & Company P.C.